Exhibit 99.1

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS OF

SERIES E CONVERTIBLE PREFERRED STOCK

OF

NAVIOS MARITIME ACQUISITION CORPORATION

(Pursuant to Section 35(2) of the

Business Corporations Act of the Associations Law of

the Republic of the Marshall Islands)

The undersigned, Ms. Angeliki Frangou and Ms. Vasiliki Papaefthymiou, do hereby certify:

1. That they are the duly elected and acting Chief Executive Officer and Corporate Secretary, respectively, of Navios Maritime Acquisition Corporation, a Republic of the Marshall Islands corporation.

2. That, pursuant to the authority conferred by the Company’s Amended and Restated Articles of Incorporation, on October 7, 2018, the Company’s Board of Directors duly adopted the following resolutions:

RESOLVED, that, pursuant to the authority expressly granted to and vested in the Board of Directors (the “Board of Directors”) of Navios Maritime Acquisition Corporation (the “Company”) by the provisions of the Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) of the Company and its Bylaws, and in accordance with Section 35(2) of the Business Corporations Act of the Associations Law of the Republic of the Marshall Islands (the “BCA”), there is hereby created, out of the 9,999,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), of the Company’s remaining authorized, unissued and undesignated Preferred Stock, a new series of Preferred Stock that shall have the following powers, designations, preferences and relative, optional or other rights, and the following qualifications, limitations and restrictions (in addition to any powers, designations, preferences and relative, optional or other rights, and any qualifications, limitations and restrictions, set forth in the Articles of Incorporation which are applicable to the Preferred Stock):

Section 1. Designation of Amount and Rank.

The shares of such series of Preferred Stock created hereby shall be designated the “Series E Convertible Preferred Stock” (the “Series E Convertible Preferred Stock”), par value $0.0001 per share. The number of shares of Series E Convertible Preferred Stock shall initially be [•]1, which number the Board of Directors may from time to time increase or decrease (but not below the number then-outstanding). The Series E Convertible Preferred Stock shall rank senior in respect of liquidation (to the extent set forth herein) to (i) the common stock, par value $0.0001 per share, of the Company (“Common Stock”), (ii) the Series C convertible preferred stock, par value $0.0001 per share, of the Company (“Series C Convertible Preferred Stock”) and (iii) any other series of the Company’s Preferred Stock, including any other series of Preferred Stock designated on or prior to the first date of issuance of the Series E Convertible Preferred Stock, unless such other series of the Company’s Preferred Stock expressly states that it ranks pari-passu to the Series E Convertible Preferred Stock as to liquidation (any such series of the Company’s Preferred Stock, “Pari-Passu Preferred Stock”) or that it ranks senior to the Series E Convertible Preferred Stock as to liquidation (“Senior Preferred Stock”) (any such other series of the Company’s Preferred Stock that is not Pari-Passu Preferred Stock or Senior Preferred Stock is referred to herein as “Junior Preferred Stock”).

Section 2. Liquidation.

(a) Liquidation Preference. In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), (i) after any payment shall be made or any assets distributed out of the assets of the Company then-available for distribution (whether such assets are stated capital, surplus or earnings) to the holders of (x) any of the Company’s secured and unsecured debt obligations, (y) any Senior Preferred Stock and/or (z) any other security or obligation of the Company (other than the Common Stock, the Series C Convertible Preferred Stock, any other Junior Preferred Stock or any Pari-Passu Preferred Stock) (such holders referenced in

[1]	Note to Draft: This will reflect the number of NAP Public Units expected to be exchanged for shares of Series E Convertible Preferred Stock in the Merger.

subclauses (x), (y) and (z), collectively, the “Senior Holders”), but (ii) before any payment shall be made or any assets distributed to the holders of the Common Stock, the Series C Convertible Preferred Stock, any other Junior Preferred Stock or any Pari-Passu Preferred Stock, the holders of the Series E Convertible Preferred Stock then-outstanding shall be entitled to receive, in respect of each share of Series E Convertible Preferred Stock an amount equal to (A) the greater of (I) $3.012 and (II) the payments or assets that such holders would have been entitled to receive in respect of the number of shares of Common Stock then issuable upon conversion of such share of Series E Convertible Preferred Stock Shares had all of the outstanding shares of Series E Convertible Preferred Stock been converted as of immediately prior to such Liquidation Event into shares of Common Stock at the applicable Conversion Rate (such Conversion Rate to be determined as of immediately prior to the Liquidation Event), plus (B) any declared but unpaid dividends on such share of Series E Convertible Preferred Stock to which such holder is entitled pursuant to Section 3(a) (such aggregate sum, the “Liquidation Preference”); provided that if, upon any Liquidation Event and after payment or distribution to the Senior Holders, the assets of the Company available for distribution to the holders of the Series E Convertible Preferred Stock and any Pari-Passu Preferred Stock are insufficient to permit the payment in full to the holders of the Series E Convertible Preferred Stock of the full Liquidation Preference and to the holders of the Pari-Passu Preferred Stock of the amount of the liquidation preference applicable to such securities, then all of the remaining assets of the Company available for such distribution shall be distributed among the holders of the then-outstanding Series E Convertible Preferred Stock and the then-outstanding Pari-Passu Preferred Stock pro rata according to the amount of the liquidation preference applicable to the then-outstanding shares of Series E Convertible Preferred Stock and Pari-Passu Preferred Stock held by each holder thereof.

(b) Distribution of Remaining Assets. Following payment to the holders of the Series E Convertible Preferred Stock of the full preferential amounts described in Section 2(a) above, the holders of the Series E Convertible Preferred Stock shall have no further right to participate in any assets of the Company available for distribution.

Section 3. Dividends; Withholding on Payments; Taxes.

(a) If the Board of Directors shall declare a dividend payable upon the then-outstanding shares of Common Stock, the holders of the outstanding shares of Series E Convertible Preferred Stock shall be entitled to receive dividends on the Series E Convertible Preferred Stock in an amount equal to the amount that would have been received on the number of shares of Common Stock into which the shares of Series E Convertible Preferred Stock held by each holder thereof could be converted at the applicable Conversion Rate (such Conversion Rate to be determined as of the record date for determination of holders of Common Stock entitled to receive such dividend or, if no such record date is established, as of the date such dividend is declared).

(b) The Company will pay any and all original issuance, transfer, stamp and other similar taxes that may be payable in respect of the issue or delivery of shares of Common Stock on conversion of Series E Convertible Preferred Stock pursuant hereto. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that of the holder of the share(s) of Series E Convertible Preferred Stock to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax, or has established to the reasonable satisfaction of the Company that such tax has been or will be paid.

(c) The Company shall be authorized to deduct and withhold any withholding or similar taxes imposed with respect to any payments made (or deemed made) on or with respect to the Series E Convertible Preferred Stock under the U.S. Internal Revenue Code of 1986, as amended, or any applicable provision of state, local or foreign tax law, and any amounts so deducted and withheld shall be treated as distributed by the Company to the holders of the Series E Convertible Preferred Stock in accordance with the terms hereof. If payment is made through the distribution of property (other than money), any holder of the Series E Convertible Preferred Stock that is subject to withholding or similar taxes shall deliver to the Company (or, as directed by the Company, to its paying agent), by wire transfer of immediately available funds in United States dollars, amounts sufficient to satisfy any withholding obligations imposed on the Company (or its paying agent) with respect to any such distribution to or for the benefit of such holder. As security for its obligations under this Section 3(c), such holder hereby grants the Company a security interest in any and all amounts payable or distributable to (or for the benefit of) such holder in respect of the Series E Convertible Preferred Stock.

[2]	Note to Draft: This reflects the VWAP of the NAP common units over the five day period ending 10/5/2018.

Section 4. Voting Rights.

The outstanding shares of Series E Convertible Preferred Stock shall have voting rights that are identical to the voting rights of the then-outstanding shares of Common Stock and shall vote on an as-converted basis with the Common Stock as a single class. Each outstanding share of Series E Convertible Preferred Stock will be entitled to one vote for each share of Common Stock into which such Series E Convertible Preferred Stock is convertible at the applicable Conversion Rate (such Conversion Rate to be determined as of the record date for determination of holders of Common Stock entitled to vote on the applicable matters or, if no such record date is established, as of the date prior to the first date upon which such vote may be cast).

Section 5. Conversion Rights.

(a) Automatic Conversion. Each share of Series E Convertible Preferred Stock shall automatically convert, without any action on the part of the Company, any stockholder or any other person, into fully paid and non-assessable shares of Common Stock at the applicable Conversion Rate upon the earliest to occur of:

(i) 5:00 P.M. Eastern Time on the first Trading Day to occur after any consecutive thirty (30) Trading Day period shall have elapsed during which the last sales price of the Common Stock reported on the New York Stock Exchange (or, if that is not the then principal market for the Common Stock, the then principal market) shall have been at least $9.243 per share (as proportionally adjusted for combinations, reverse stock splits, stock dividends, subdivision, split ups and other similar transactions) on each of twenty (20) Trading Days during such consecutive thirty (30) Trading Day period; provided that if such first Trading Day occurs before [•],4 the Automatic Conversion Time under this clause (i) shall be 5:00 P.M. Eastern Time on [•]5 (or, if such date is not a Trading Day, the first Trading Day immediately thereafter);

(ii) 5:00 P.M. Eastern Time on [•]6 (or, if such date is not a Trading Day, the first Trading Day immediately thereafter); and

(iii) 5:00 P.M. Eastern Time on the first Trading Day on which there ceases to be at least [•]7 shares of Series E Convertible Preferred Stock outstanding.

The earliest to occur of (i), (ii) and (iii) is referred to as the “Automatic Conversion Time.”

(b) Optional Conversion. At any time after [•]8, subject to and upon compliance with the provisions of this Section 5, the holders of shares of Series E Convertible Preferred Stock shall be entitled, at their option, to convert, in whole or in part, each then-outstanding share of Series E Convertible Preferred Stock into fully paid and non-assessable shares of Common Stock at the applicable Conversion Rate.

(c) No Fractional Shares. The number of full shares of Common Stock issuable upon conversion shall be computed on the basis of the aggregate number of shares of Series E Convertible Preferred Stock surrendered. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series E Convertible Preferred Stock, the number of shares of Common Stock issued shall be rounded, up or down, to the nearest whole number of shares of Common Stock (with one-half share being rounded up).

[3]

Note to Draft: This reflects 120 % of the VWAP of the NNA common units over the five day period ending 10/5, multiplied by 15 on the account of the anticipated 1/15 reverse stock split. If no stock split occurs, this number will be replaced with $.62. If a reverse stock split occurs at a different ratio prior to Closing, an appropriate adjustment will be made to this number.

[4]	Note to Draft: To reflect the second anniversary of the Closing Date.
[5]	Note to Draft: To reflect the second anniversary of the Closing Date.
[6]	Note to Draft: To reflect the date that is 2.5 years from the Closing Date.
[7]	Note to Draft: To reflect 20% of the number outstanding NAP common units not held by NNA at Closing.
[8]	Note to Draft: To reflect 6 months from the Closing Date.

(d) Adjustments to Conversion Rate. The Conversion Rate shall be subject to adjustment from time to time as follows:

(i) Upon Stock Dividends, Subdivisions or Splits. If, at any time after the Issuance Date, the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split up of shares of Common Stock, then, following the record or other date for the determination of holders of Common Stock entitled to receive such stock dividend, or to be affected by such subdivision or split up, the Conversion Rate shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of Series E Convertible Preferred Stock shall be increased in proportion to such increase in outstanding shares.

(ii) Upon Combinations or Reverse Stock Splits. If, at any time after the Issuance Date, the number of shares of Common Stock outstanding is decreased by a combination or reverse stock split of the outstanding shares of Common Stock into a smaller number of shares of Common Stock, then, following the record or other date to determine shares affected by such combination or reverse stock split, the Conversion Rate shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series E Convertible Preferred Stock shall be decreased in proportion to such decrease in outstanding shares.

(e) Exercise of Conversion Privilege.

(i) Except in the case of an automatic conversion pursuant to Section 5(a) hereof, in order to convert shares of Series E Convertible Preferred Stock, a holder must (A) surrender the certificate or certificates evidencing such holder’s shares of Series E Convertible Preferred Stock (to the extent they were issued in certificated form) to be converted and duly endorsed in a form satisfactory to the Company, at the office of the Company, and (B) notify the Company at such office that such holder elects to convert Series E Convertible Preferred Stock and the number of shares such holder wishes to convert. Such notice referred to in clause (B) above shall be delivered substantially in the form set forth in Annex A hereto.

(ii) Except in the case of an automatic conversion pursuant to Section 5(a) hereof, Series E Convertible Preferred Stock shall be deemed to have been converted immediately prior to the close of business on the day of surrender of such shares of Series E Convertible Preferred Stock for conversion in accordance with the foregoing provisions (the “Conversion Date”). In the case of an automatic conversion pursuant to Section 5(a) hereof, such conversion shall occur automatically on the Automatic Conversion Date, and without any further action by the holders of such shares and whether or not the certificates representing such shares, if any, are surrendered to the Company or its transfer agent. Upon the Conversion Date or the Automatic Conversion Date, as the case may be, the rights of the holders of such shares of Series E Convertible Preferred Stock as holder shall cease, and the person or persons entitled to receive the Common Stock issuable upon conversion shall be treated for all purposes as the record holder or holders of such Common Stock as and after such time. Upon the automatic conversion of the Series E Convertible Preferred Stock pursuant to Section 5(a) hereof, the Company shall promptly send written notice thereof, by registered or certified mail, return receipt requested and postage prepaid, by hand delivery or by overnight delivery, to each holder of record of Series E Convertible Preferred Stock at their address then-shown on the records of the Company, which notice shall state that certificates evidencing shares of Series E Convertible Preferred Stock, if any, must be surrendered at the office of the Company (or of its transfer agent for the Common Stock, if applicable). Upon the occurrence of the automatic conversion of the Series E Convertible Preferred Stock pursuant to Section 5(a) hereof, the holders of Series E Convertible Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Series E Convertible Preferred Stock.

(iii) Upon the conversion of the Series E Convertible Preferred Stock, the shares of Series E Convertible Preferred Stock so converted shall not be transferred on the books of the Company or be deemed to be outstanding for any purpose whatsoever and shall constitute only the right to receive such number of shares of Common Stock as may be issuable upon such conversion. As promptly as practicable on or after the Conversion Date or the Automatic Conversion Date, as the case may be, the Company shall issue and shall deliver at any office or agency of the Company maintained for the surrender of Series E Convertible Preferred Stock a certificate or certificates for the number of full shares of Common Stock issuable upon conversion or such shares shall be issued in book-entry form and deposited at an account in the name of the holder of record maintained at the Company’s transfer agent.

(iv) In the case of any certificate evidencing shares of Series E Convertible Preferred Stock which is converted in part only, upon such conversion the Company shall execute and deliver a new certificate representing an aggregate number of shares of Series E Convertible Preferred Stock equal to the unconverted portion of such certificate.

(f) Cancellation of Converted Series E Convertible Preferred Stock. All Series E Convertible Preferred Stock delivered for conversion shall be delivered to the Company to be cancelled.

Section 6. Capital Reorganization, Reclassification, Merger, Consolidation.

In the event that there shall be a capital reorganization or reclassification or a merger or consolidation of the Company with or into another entity or a sale of all or substantially all of the Company’s assets to any other person (other than a stock dividend, subdivision, split up, combination or reverse stock split provided for in Section 5(d)) and in such capital reorganization, reclassification, merger, consolidation or sale, the holders of the outstanding shares of Common Stock shall exchange such shares of Common Stock for shares of stock, other securities and/or other property of any other person, the holders of Series E Convertible Preferred Stock shall be entitled to receive in such reorganization, reclassification, merger, consolidation or sale the same kind and amount of shares of stock, other securities and/or property of such person receivable in such reorganization, reclassification, merger, consolidation or sale by holders of the number of shares of Common Stock into which such shares of Series E Convertible Preferred Stock might have been converted, as the case may be, immediately prior to such reorganization, reclassification, merger or consolidation after giving effect to any adjustment provided for in Section 5(d) that occurs prior to or concurrently with such reorganization, reclassification, merger, consolidation or sale.

Section 7. Certain Definitions.

The following terms shall have the following respective meanings herein:

“Conversion Rate” means the rate of 0.349 shares of Common Stock for each share of Series E Convertible Preferred Stock, as adjusted from time to time pursuant to Section 5(d).

“Designated Office” means the office or agency maintained by the Company for the presentation of certificates evidencing shares of Series E Convertible Preferred Stock.

“Issuance Date” means [Closing Date].

“Trading Day” means any day on the New York Stock Exchange (or, if that is not the then principal market for the Common Stock, the then principal market) is open for trading.

[Remainder of page intentionally left blank. Signature page to follow.]

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Note to Draft: This reflects the 5.1 agreed Conversion Rate divided by 15 on the account of the anticipated 1/15 reverse stock split. If no reverse stock split occurs, this rate will be 5.1 or, if a reverse stock split occurs at a different ratio between signing and Closing, an appropriate adjustment will be made to this number.

We further declare under penalty of perjury that the matters set forth in the foregoing Certificate of Designation, Preferences and Rights are true and correct of our own knowledge.

Executed in [Location] on [Date].

Angeliki Frangou
Chief Executive Officer

Vasiliki Papaefthymiou Corporate Secretary

ANNEX A

NOTICE TO EXERCISE CONVERSION RIGHT

The undersigned, being a holder of the Series E Convertible Preferred Stock of Navios Maritime Acquisition Corporation (the “Convertible Preferred Stock”) irrevocably exercises the right to convert [•] outstanding shares of Convertible Preferred Stock on [•], [•], into shares of Common Stock of Navios Maritime Acquisition Corporation in accordance with the terms of the shares of Convertible Preferred Stock, and directs that the shares issuable and deliverable upon the conversion be issued and delivered in the denominations indicated below to the registered holder hereof unless a different name has been indicated below.

Dated: [At least three Trading Days prior to the date fixed for conversion]

Fill in for registration of

shares of Common Stock

if to be issued otherwise

than to the registered

holder:

Name

Address
Please print name and	(Signature)
address, including postal code number

Denominations: